Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: November 8, 2021

From: Tim Hwang tim@fiscalnote.com

Mon, Nov 8, 2021 at 10:07 AM

To: Certain Friends, Advisors and Investors of FiscalNote

FiscalNote Announces Plans to Become Publicly Traded

Friends of FiscalNote,

I’m reaching out this morning with some very exciting news. This morning, we announced that we will be bringing FiscalNote public via a combination with a special purpose acquisition company (SPAC) to close during Q1, subject to, among other things, approval of the SPAC’s shareholders, regulatory approvals and customary closing conditions. Please see the press release here.

It would be a great help to me and the company if you were part of this process. Generally speaking, feel free to share the company’s press release or other social media announcements with your network. You’ve been a big part of our story and we hope you’re proud to share in this great moment. Of course, when you do share, please keep your statements about the company general, and don’t share any confidential company information or make any predictions about the company’s future. We also have had some broader media interest in our story. If you’re open to it, I’d love to have you join me on this journey by helping to tell our story to the media where and when appropriate. Let me know the ways, if any, you‘d be interested in helping and our team will reach out to coordinate more closely with you.

Additionally, any other creative thoughts/ideas would be greatly appreciated. I’ve cc’d my Chief of Staff, Mike Stubbs, to help facilitate with you from here.

Some of our key messages:

A category creator in the burgeoning legal tech sector, connecting people and organizations to government with AI and other advanced technology to drive novel legal and policy insights in an uncertain world.

Serving our customers by helping them understand the Regulated Sectors of the Future (regulatory and legal changes in cryptocurrencies, self-driving vehicles, ESG, gig economy, etc.).

Upon transaction completion, I would become the youngest Asian-American Founder/CEO on a major U.S. exchange

Press Inquiries

If contacted, please do not comment directly. Rather, please direct all media inquiries to press@fiscalnote.com and our communications teams will work with you to appropriately route the request.

Other Questions

Please reach out to our Legal Team (legal@fiscalnote.com)

On a personal note, I'm so thankful to each and everyone of you for believing in us up to this point. Coming from a first generation immigrant family, I never could have imagined that we'd be able to reach a milestone such as this and I'm so blessed to have the support of such an amazing group of individuals. This is a true American Dream, and we never would have achieved this milestone without you believing in us.

But I am under no illusion that this is the end. We have a long road ahead of us, and it is only the first mile in the marathon of building an enduring business over a long period of time. The pace of political, legal, legislative, and regulatory activity is unrelenting, and only speeding up. Autonomous cars, digital currencies, online sports betting, the gig economy -- these regulated sectors of the future (and many more we have yet to even realize) are operating in today’s legal equivalent of a Wild West. For us, the process of going public is the start of a new journey as we accelerate our efforts into helping to resolve these challenges and in the process become an enduring and lasting public company.

As always, I’m incredibly grateful for the support you’ve provided and look forward to collaborating on additional ways for you to engage in.

Cheers!

Additional Information and Where to Find It

For additional information on the proposed business combination, see Duddell Street ’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed business combination, Duddell Street intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.